BB 3/8*

13011152

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68498 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quetico Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 South Sixth Street, Suite 4190
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary O'Brien 612-259-4993 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South 6th Street Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13

# OATH OR AFFIRMATION

I, Gary O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quetico Partners LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Manager
Title

[signature: Roberta K. Hitchcock]
Notary Public

ROBERTA K. HITCHCOCK
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# QUETICO PARTNERS LLC

TABLE OF CONTENTS
As of December 31, 2012

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

# INDEPENDENT AUDITORS' REPORT

Board of Governors
Quetico Partners LLC
Minneapolis, Minnesota

**Report on the Financial Statement**

We have audited the accompanying statement of financial condition of Quetico Partners LLC as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to error or fraud.

**Auditor's Responsibility**

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

**Opinion**

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quetico Partners LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2013

QUETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 434,593 |
| Accounts receivable | | 20,898 |
| Security deposit | | 31,200 |
| Prepaid expenses | | 2,400 |
| Property and equipment, net | | 120,297 |
| TOTAL ASSETS | $ | 609,388 |
| | | |
| LIABILITIES AND MEMBER'S EQUITY | | |
| Accounts payable and accrued expenses | $ | 88,444 |
| | | |
| Member's equity | | 520,944 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 609,388 |

See accompanying notes to statement of financial condition.

QUETICO PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

## (1) Nature of business and significant accounting policies

**Nature of business** – Quetico Partners, LLC (the Company) provides investment banking and financial advisory services to corporate clients. The member experiences limited liability to the extent of his capital balance.

A summary of the Company's significant accounting policies follows:

**Cash** – The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

**Accounts receivable** – Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent. The Company's accounts receivable are generally unsecured. No allowance for doubtful accounts was considered necessary at December 31, 2012. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

**Depreciation and amortization** – Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease. Maintenance, repairs and minor renewals are expensed when incurred.

**Income taxes** – The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. No provision or liability for federal or state income taxes has been included in the financial statements.

The Company is subject to U.S. federal, state or local income tax examinations by tax authorities. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

**Use of estimates** – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

QUETICO PARTNERS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

## (2) Property and equipment

Property and equipment consisted of the following as of December 31, 2012:

| | |
|---|---|
| Furniture and equipment | $ 85,426 |
| Leasehold improvements | 38,392 |
| Total Property and equipment | 123,818 |
| Less: Accumulated depreciation | (3,521) |
| Property and equipment, net | $ 120,297 |

## (3) Leases

The Company leases its office facility under an operating lease. The lease expires on December 31, 2017 and provides for base annual payments of $62,400 over the term of the lease. Deferred rent is a result of nine rent free months at the beginning of the lease. The deferred rent liability was $17,875 as of December 31, 2012. Future minimum rental payments required under the operating lease are as follows:

| | |
|---|---|
| Years Ending December 31, | |
| 2013 | $ 36,400 |
| 2014 | 62,400 |
| 2015 | 62,400 |
| 2016 | 62,400 |
| 2017 | 62,400 |
| Total | $ 286,000 |

## (4) Net Capital requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At December 31, 2012, the Company had net capital of $346,149 which was $340,253 in excess of its required net capital of $5,896. The Company's net capital ratio was 0.26 to 1 at December 31, 2012.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2012 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

## (5) Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.